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                                                                    EXHIBIT 99.4
                                                           [English Translation]
                                                               February 25, 2003


                              Hanaro Telecom, Inc.
               Cancellation of Stock Purchase Option Rights Grant

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
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Details of Grant      Number of stock options                                                               829
                      granted to employees
                      -----------------------------------------------------------------------------------------
                      Number of shares              Common shares                                     1,810,642

                                                   ------------------------------------------------------------
                                                    Preferred shares                                         --

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                      Date of BOD resolution                                                  February 25, 2003

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                      Officers and employees subject to                 Mr. Changho Chun and 40 other employees
                      cancellation
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                      Number of cancelled shares   Common shares                                         89,489

                                                   ------------------------------------------------------------
                                                   Preferred shares                                          --

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                                                                   - Reason for cancellation

                                                                   --------------------------------------------
                                                                   Cancellation is applicable to employees who
                                                                   left the Company within 2 years of
                                                                   employment from the date of the grant.
                                                                   --------------------------------------------
                                                                   Cancellation is applicable to directors who
                                                                   voluntarily resigned the Company before
                                                                   3-year period has passed.
                                                                   --------------------------------------------
Details of Cancellation                                            - Legal Ground : Section 6 of Article 9-2,
                                                                   Articles of Incorporation of Hanaro Telecom
                                                                   --------------------------------------------
                                                                   The stock purchase option rights may be
                                                                   cancelled by a resolution of the Board of
                                                                   Directors;
                                                                   --------------------------------------------
                      Ground for cancellation                      1. If the officer or employee conferred with
                                                                   the stock purchase option rights hereunder
                                                                   resigns voluntarily or discharges from the
                                                                   officership; or
                                                                   --------------------------------------------
                                                                   2. If the officer or employee conferred with
                                                                   the stock purchase option rights hereunder
                                                                   inflicts substantial or material damage on
                                                                   the Company by his/her willful misconduct or
                                                                   negligence; or
                                                                   --------------------------------------------
                                                                   3. If any of the causes for the cancellation
                                                                   of stock purchase option rights as set forth
                                                                   in the Stock Option Agreement occurs.

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                      Details of cancelled stock   Exercise              March 18, 2003 -- March 17, 2008
                      purchase option rights       period
                                                   ------------------------------------------------------------
                                                   Exercise                        KRW17,750
                                                   price
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